Dated 04 August 2011
日期 2011年8月4日

(1) JIAN MAO INTERNATIONAL SHIPPING CO LTD

And 及

(2) JIAN XING INTL SHIPPING CO LTD
as Borrowers
借款人

and 及

(3) ANDREW LIU & COMPANY LIMITED
as Lender
贷款人

LOAN AGREEMENT
借款协议书

THIS AGREEMENT is made on 04 - August - 2011
BETWEEN:

本借款协议书（以下简称"协议"）由下述各方于 2011 年8月4日签署：

(1) **JIAN MAO INTERNATIONAL SHIPPING CO LTD**, a company incorporated in PRC, having its registered office at ROOM 2105 JFZ 918 TREND CENTRE 29-31 CHEUNG LEE STREET CHAI WAN HK; (the "**Borrower**");

JIAN MAO INTERNATIONAL SHIPPING CO LTD, 一家依照中国法律合法成立并有效存续的有限责任公司，其法定地址为 ROOM 2105 JFZ 918 TREND CENTRE 29-31 CHEUNG LEE STREET CHAI WAN HK; (以下简称"借款人");

(2) **JIAN XING INTL SHIPPING CO LTD**, a company incorporated in Hong Kong, having its registered office at RM 907, JFZ639, WING TUCK COMMERCIAL CENTRE, 177-83 WING LOK STREET, HONG KONG; (the "**Borrower**"); and

JIAN XING INTL SHIPPING CO LTD, 一家依照香港法律合法成立并有效存续的有限责任公司，其法定地址为 RM 907, JFZ639, WING TUCK COMMERCIAL CENTRE, 177-83 WING LOK STREET, HONG KONG; (以下简称"借款人"); 及

(3) **ANDREW LIU & COMPANY LIMITED**, a company incorporated in Hong Kong, having its registered office at Suite 501, Bank of America Tower, 12 Harcourt Road, Central, Hong Kong (the "**Lender**").

ANDREW LIU & COMPANY LIMITED, 一家依照香港法律合法成立并有效存续的有限责任公司，其法定地址为 Suite 501, Bank of America Tower, 12 Harcourt Road, Central, Hong Kong; (以下简称"贷款人") 。

WHEREAS:
鉴于

(a) The Lender has agreed, upon the terms and subject to the conditions of this Agreement, to make available to the Borrowers an on demand loan facility of up to US$3,000,000.
贷款人同意依據此协议的条款及细则，向借款人提供一笔不多于三百万美元的货款。

(b) The borrowers has agreed that all moneys in respect of recovery under the insurance mentioned in 1.1 as below shall be received by the Lender and used for the repayment of the loan mentioned in (a) above.
借款人同意，一切关于本协议第 1.1 条所述的保险的保险赔款将由贷款人收取，并且所有赔款将用作偿还上述(a)点的货款之用。

THEREFORE, the Parties have agreed, after consultation with each other, to enter into this agreement.
因此，经协商，各方同意签署本协议。

Article 1 Definitions
第一条 定义

1.1 "Insurance" means the Hull & Machinery Insurance with Cover Note No. 0192/10 purchased by the borrowers on 20th September 2010. Details of this insurance are:
"保險"指借款人於 2010 年 9 月 20 日購買的船體保險，保單編號為 0192/10。保險的情詳如下：

Assureds:	Jian Xing International Shipping Co Limited as Owner and/or Jian Mao International Shipping Co Ltd as Manager and/or Subsidiary and/or Affiliated and/or Association Companies and/or as may be agreed for their respective rights and interest.
Vessels:	Jianmao 9, Type Bulk Carrier / Built 1976 / Flag Panama / Class PSR / Gross tonnage 20,444 / IMO no. 7518915
Period:	Section (A) only From: 1600 hours Local Standard Time 22nd January, 2010 To: 1600 hours Local Standard Time 21st January, 2011 Section (B) only From: 1626 hours Standard Beijing Time 11th September, 2010 To: 1626 hours Standard Beijing Time 21st January, 2012
Interest:	Section (A) only Hull Materials, Machinery Outfit etc, and everything connected therewith. Agreed Insured Value: USD4,000,000.00 Section (B) only Hull Materials, Machinery Outfit etc, and everything connected therewith. Agreed Insured Value: USD4,000,000.00
Sum insured:	100% of Agreed Insured Values
Security:	Section (A): 40.00% QBE Hongkong & Shanghai Insurance Limited Section (B): 60.00% State Insurance Company Ugoria, St. Petersburg

1.2 "Debt" means the amount of loan which has not been repaid.
"欠款"指此贷款未偿还的部分。

1.3 "Effective Date" means the date on which this Agreement is duly executed by the Parties hereto.
"生效日期"指此本协议经各方签字盖章之日。

1.4 "Loan" means the loan in US dollar ("US$") provided by the Lender to the Borrower under this agreement.
"贷款"指由贷款人按照本协议向借款人提供的美元货款。

1.5 "PRC" means the People's Republic of China, for the purpose of this Agreement, excluding Hong Kong, Macao and Taiwan.
"中国"指中华人民共和国，仅为本协议之目的，不包括香港特别行政区、澳门特别行政区和台湾地区。

1.6 "Repayment Notice" has the meaning as provided in Article 4.4.
”還款通知”应当具有本协议第 4.4 条所述的含义。

Article 2 Loan Amount and Interest Rate of Loan
第二条 贷款金额及利息

2.1 Subject to the terms and conditions herein, the Lender agrees to provide the Borrowers with a loan with the aggregate principal not exceeding US dollar Three Million (USD3,000,000).
依据此协议的条款及细则，贷款人向借款人提供一笔不多于三百万美元的贷款。

2.2 The interest rate of the Loan hereunder is nil, i.e., no interest is accrued thereupon.
此协议的贷款利息是零，即是沒有任何利息。

Article 3 Use and Term of Loan
第三条 贷款用途及贷款期限

3.1 The term of the Loan hereunder shall be one (1) year, counted from the Effective Date.
由本协议的生效日期起計，贷款期限是一年。

3.2 The loan is to finance the general corporate and working capital requirements of the Borrowers. The Lender is not bound to monitor or verify the application of any amount borrowed pursuant to this Agreement.
贷款是用作借款人一般及流动资本之用。贷款人没有任何责任去监督或证明借款的用途。

Article 4 Repayment
第四条 还款

4.1 The borrowers agree that all moneys in respect of recovery under the insurance provided in Article 1.1 shall be received by the Lender and used for the repayment of the loan.
借款人同意，一切关于本协议第 1.1 条所述的保险的保险赔款将由贷款人收取，并且所有赔款将用作偿还此货款之用。

4.2 When the moneys received by the Lender in Article 4.1 are not adequate to discharge the loan in full, the borrowers agree to pay the balance of the loan to the Lender upon receiving the Repayment Notice provided in Article 4.4 within seven (7) days.
如果贷款人收取本协议第 4.1 条所述的保险赔款不足够偿还整笔贷款，借款人同意，当收到贷款人于第 4.4 条所述的还款通知后，于七（7）天内向贷款人偿还贷款的其余部份。

4.3 When the moneys received by the Lender in Article 4.1 are adequate to discharge the loan in full, the Lender will pay the exceeding balance, if any, to the borrowers after deducting all the necessary expenses.
如果贷款人收取本协议第 4.1 条所述的保险赔款足够偿还整笔贷款，保险赔款的余额（如有），在扣除所有必须的开支后，由贷款人退回给借款人。

4.4 The Lender may, at its absolute discretion, deliver a repayment notice (hereinafter, the "Repayment Notice") seven (7) days in advance to the Borrowers at any time, to require either Borrower (or both Borrowers) to repay the debt hereunder in full or in part.

贷款人有绝对酌情权及在任何时间，于七（7）天前向借款人发出还款通知，要求借款人偿还整笔或部份欠款。

Article 5 Taxes
第五条 税收

5.1 All Taxes that may incur in connection with the Loan shall be borne by the Borrowers.
因此贷款引致的税款应由借款人负担。

Article 6 Breach and Indemnification
第六条 违约和赔偿

6.1 Each Party shall be liable toward the other Party (the Non-Defaulting Party) for, and shall reimburse, indemnify and hold harmless the Non-Defaulting Party from and against, any and all claims, losses, damages, deficiencies, obligations, liabilities, costs and expenses, and judgments and settlements, including reasonable legal fees incurred or suffered by the Non-Defaulting Party arising from, or in connection with, or incidental to, any breach, inaccuracy, omission (whether intentional or not) by it (the Defaulting Party) concerning any representation or warranty or covenant of the Defaulting Party under this Agreement, or the failure of the Defaulting Party to perform any obligation under this Agreement.
由于一方在本协议项下的任何陈述和保证或承诺有不准确、遗漏或未遵守（无论是否有意）而引起的或与之相关的或附带发生的任何损失、损害、瑕疵、责任、成本和花销（包括但不限于合理的律师费用）由违约方承担赔偿责任。

6.2 Each party agrees that in case any party hereto breaches any or all provisions of this Agreement, the breaching party shall indemnify and hold the other party harmless against any losses or damages arising therefrom or in connection with such breach activities.
任何一方违反本协议项下的任何义务，违约方应赔偿另一方由此违约行为引起的所有损失，并使其不受损害于此违约行为。

Article 7 Modification and Termination
第七条 变更和终止

7.1 Any modification, supplement, waiver or termination of this Agreement shall be subject to the written approval of both parties and the approval of the competent authorities. The modified provisions, after duly approved by both parties and the competent approval authorities, shall have the equal effect as the other unmodified provisions contained herein.
本协议及本协议的任何条款的变更、补充、放弃和终止，应经协议双方书面同意。经双方书面同意后，修改的部分与本协议未经修改的部分具有相同的法律效力。

Article 8 Governing Law
第八条 适用法律

8.1 This Agreement shall be governed by the laws of China.
本协议受中华人民共和国相关法律的管辖。

Article 9 Miscellaneous
第九条 其他事项

9.1 Notices: All notices, demands, requests, consents or other communications hereunder shall be in writing and shall be given by personal delivery, by express courier, by registered or certified mail with return receipt requested, to the parties at the addresses as first above written, or to such other address as may be designated by written notice given by either of the party to the other party. All notices, demands, requests, consents or other communications hereunder shall be deemed effective upon delivery if personally delivered, or the earlier of actual delivery or three days after dispatch if sent by express confer, or the earlier of actual delivery or five days after dispatch if sent by registered or certified mail (or airmail for an overseas address).
通知：所有本协议项下的通知、要求、请求、同意或其它通信都必须以书面形式，亲自或通过快递、附有回执的挂号信，递交至各方文首所列地址，或是一方向另一方以书面形式通知的其他地址。所有本协议项下的通知、要求、请求、同意或其它通信的生效时间为：亲自递送的情况下为递交时；通过快递递交时为交给快递后的三天后生效，如三天内送达则为实际送达时生效；如以挂号信的形式投递，则在寄出后的五天后生效，如五天内送达则为实际送达时生效。

9.2 Entire Agreement: Upon this Agreement come into effect by obtaining the government approval, this Agreement hereto constitutes the entire agreement between both Parties with respect to the subject matter of this Agreement and supersedes all former discussions, negotiations and agreements between the Parties with respect to the subject matter of this Agreement. If there is any conflict between the agreement having executed by the Parties and this Agreement, this Agreement shall prevail.
完整的协议：本协议及其所有附件将构成双方间就本文所涉内容的全部协议并取代先前的所有其他沟通、谅解和协议。转让方与受让方先前签署的协议如有与本协议任何不一致之处，以本协议为准。

9.3 Counterparts: This Agreement shall be executed in three (3) counterparts. Each party shall keep one (1) copy.
副本：本协议壹式三份，各方各执一份。

9.4 Captions: The article and section headings and captions contained herein are for purposes of reference and convenience only and shall not in any way affect the meaning or interpretation of this Agreement.
标题：本协议中的所有条款的标题只是为了方便阅读，不能以任何形式作为对本协议的解释或影响本协议的含意。

(This page is no content, which is executed page)

IN WITNESS WHEREOF, the parties executed this Agreement as of the date first above written.
为昭信守，各方或其适当授权的代表在文首所述日期签署本协议。

Borrowers 借款人:

By 由: ____________________
JIAN MAO INTERNATIONAL SHIPPING CO LTD
(Legal representative and company's chop)
(法人代表签署及盖公章)

Name: Li Feng
Title: Director
Date: 4 August 2011

By 由: ____________________
JIAN XING INTL SHIPPING CO LTD
(Corporate representative and company's chop)
(公司代表签署及盖章)

Name: Xueshi Lin
Title: Director
Date: 4 August 2011

Lender 贷款人:

ANDREW LIU & CO. LTD.
Authorized Signature

By 由: ____________________
ANDREW LIU & CO LIMITED
(Legal representative and company's chop)
(公司代表签署及盖章)

Name: Andrew Liu
Title: Director
Date: 4 August 2011